Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

On December  12, 2023, Choice Hotels International, Inc. (“Choice”) disseminated to its franchisees the communication attached hereto as Exhibit A, and disseminated to its associates the communication attached hereto as Exhibit B, regarding the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc.